

April 9, 2018

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics Ltd.
Block 2 Floor 3, Harcourt Centre
Harcourt Street
Dublin 2, Ireland

> **Re: Iterum Therapeutics Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 28, 2018**
> **CIK No. 0001659323**

Dear Mr. Fishman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Solution: Sulopenem Program, page 2

1. We note your response to comment 2, which we reissue in part. Our concerns is that the text appears to indicate that the safety of the product has been established. Please revise your disclosure to clarify that you are permitted to rely on data Pfizer obtained in the Phase 1 and 2 clinical trials they conducted but that the safety of your product candidate will continue to be assessed throughout the remaining clinical trials. Only the FDA has

the authority to determine product safety and the determination is made based on the results from all of the clinical trials. Please revise similar disclosures throughout your prospectus, e.g., on pages 85, 92 and 102. We will not object to disclosure indicating that adverse event data from these trials was considered by the Company in entering into the license agreement with Pfizer Inc.

Exhibits

2.   Please confirm that you will file a legal opinion prior to a request for acceleration that is not subject to qualifications and assumptions of adoption of resolutions duly authorizing by all necessary corporate action the issuance of the ordinary shares; that the Company will be fully solvent at the time of the offering; that the final Prospectus will have been prepared and filed with the SEC or that the Company will have sufficient authorized but unissued share capital to issue shares in the offering. Please refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Charles S. Kim, Esq.